UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2014

Commission File Number: 001-35698

COLLABRIUM JAPAN ACQUISITION CORPORATION
(Translation of registrant’s name into English)

16 Old Bond Street, London W1S 4PS
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________.

Entry Into a Material Definitive Agreement

The information set forth under “Submission of Matters to a Vote of Security Holders” is incorporated herein by reference.

Submission of Matters to a Vote of Security Holders

On April 21, 2014, Collabrium Japan Acquisition Corporation (“Collabrium” or the “Company”) held a meeting of shareholders (the “Meeting”). At the Meeting, shareholders approved the following:

•
an amendment to Collabrium’s amended and restated memorandum and articles of association (“Charter”) to extend the current date by which Collabrium must consummate its initial business combination provided therein from April 24, 2014 to August 24, 2014 by providing that any shareholder voting in favor of the extension of the current termination date to August 24, 2014 would agree to defer its entitlement to any distribution or redemption on the current termination date until such later date and that the liquidation of Collabrium would similarly be delayed (the “Extension Amendment”); and

•
an amendment to the Investment Management Trust Agreement (the “IMTA”), by and between Collabrium and Continental Stock Transfer & Trust Company (“Continental”), entered into at the time of the Company’s initial public offering (the “IPO”) governing the funds held in the trust account (the “Trust Account”) to (i) permit the withdrawal and distribution of an amount not to exceed $12,582,968 (the “Withdrawal Amount”) from the Trust Account to those persons holding ordinary shares, no par value (the “Ordinary Shares”), originally comprising part of the units sold in our IPO (the “Public Shares”) who wish to exercise their redemption rights in connection with the Extension Amendment and continue to be entitled to receive their pro rata share of the Trust Account on the current termination date of April 24, 2014; and (ii) extend the date on which to liquidate the remainder of the Trust Account in accordance with the IMTA to August 24, 2014 (the “IMTA Amendment”).

The affirmative vote of 65% of Ordinary Shares voting at the Meeting was required to approve the Extension Amendment. The affirmative vote of 65% of the issued and outstanding Public Shares was required to approve the IMTA Amendment.

The voting results for the Extension Amendment were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
3,563,692	0	0	0

The voting results of the Public Shares for the IMTA Amendment were as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
2,397,026	0	0	0

On April 21, 2014, the Company issued a press release announcing the results of the Meeting. A copy of such press release is attached as Exhibit 99.1 hereto.

In connection with the Extension Amendment and the IMTA Amendment and running concurrently with the proxy solicitation for the Meeting, Collabrium offered its shareholders the opportunity to redeem their Public Shares for a pro-rata portion of the Trust Account as required by its Charter. Collabrium offered this redemption right through an issuer tender offer (the “Tender Offer”) conducted in accordance with the tender offer rules under the Securities Exchange Act of 1934, as amended. Subject to the terms and conditions of the Tender Offer, Collabrium offered to purchase up to 1,218,549 Ordinary Shares at a purchase price of $10.32619 per share, net to the seller in cash, without interest, for a total Purchase Price of up to $12,582,968. Holders of the Public Shares were entitled to participate in the Tender Offer regardless of whether they voted for or against the Extension Amendment and the IMTA Amendment. Collabrium’s obligation to purchase shares in the Tender Offer was subject to certain conditions, including that no more than 1,218,549 Ordinary Shares were validly tendered and not properly withdrawn and that shareholders approved the Extension Amendment and the IMTA Amendment. Upon the expiration of the Tender Offer at 11:59 p.m., New York City Time, on April 23, 2014, the conditions to the Tender Offer were satisfied and the Company subsequently accepted for purchase 9 Ordinary Shares that were properly tendered and not properly withdrawn for an aggregate purchase price of $92.94.

On April 24, 2014, promptly after the expiration of the Tender Offer:

•
Persons acting on behalf of the holders of the Ordinary Shares issued prior to Collabrium’s IPO contributed to Collabrium $0.20 for each of the 2,429,054 Public Shares that were not purchased in the Tender Offer, or an aggregate of approximately $485,811 (the “Contribution”). The amount of the Contribution was delivered directly to, and deposited in, the Trust Account.

•
Collabrium and Continental executed the IMTA Amendment, a copy of which is attached as Exhibit 10.1 hereto. In accordance with the IMTA, as amended, an amount equal to $92.94 was disbursed from the Trust Account and delivered to the depositary agent for the Tender Offer for distribution to the holders of the Ordinary Shares accepted for purchase in the Tender Offer.

•
The Company filed with the BVI Registrar of Corporate Affairs an amended and restated memorandum and articles of association reflecting the Extension Amendment, a copy of which is attached as Exhibit 3.1 hereto. The amended and restated memorandum and articles of association became effective immediately upon filing.

The automatic redemption provisions of the Charter still apply in respect of the shareholders who did not vote in favor of the Extension Amendment, and such shareholders will receive the applicable pro rata amount of the Trust Account (excluding the amount of the Contribution) on the original termination date of April 24, 2014.  Shareholders who voted for the Extension Amendment have simply deferred such right until August 24, 2014 and will have a right to receive a pro rata share of the Contribution.

Because of the Contribution, the redemption amount per share in any tender offer conducted in connection with a proposed initial business combination or in the event of Collabrium’s liquidation if an initial business combination is not completed by August 24, 2014 will be approximately $10.526 per share.

On April 24, 2014, the Company issued a press release announcing the results of the Tender Offer. A copy of such press release is attached as Exhibit 99.2 hereto.

Material Modification to Rights of Security Holders

The information set forth under “Submission of Matters to a Vote of Security Holders” is incorporated herein by reference.

Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year

The information set forth under “Submission of Matters to a Vote of Security Holders” is incorporated herein by reference.

Exhibits

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association.

10.1	Amendment No. 1 to Investment Management Trust Agreement.

99.1	Press release dated April 21, 2014 (incorporated by reference from Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO filed by the Company on April 21, 2014).

99.2	Press release dated April 24, 2014 (incorporated by reference from Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO filed by the Company on April 24, 2014).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 24, 2014

COLLABRIUM JAPAN ACQUISITION ORPORATION

By:	/s/ Koji Fusa
Name: Koji Fusa
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Amended and Restated Memorandum and Articles of Association.

10.1	Amendment No. 1 to Investment Management Trust Agreement.

99.1	Press release dated April 21, 2014 (incorporated by reference from Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO filed by the Company on April 21, 2014).

99.2	Press release dated April 24, 2014 (incorporated by reference from Exhibit (a)(5)(B) to the Tender Offer Statement on Schedule TO filed by the Company on April 24, 2014).